SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2005
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: December 13, 2005		Signed: Gerald A. Feigel
	By:	Name:	Gerald A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, December 12, 2005
CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND
CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared a quarterly dividend of fifteen cents ($0.15) Canadian per share on the outstanding Common Shares. The dividend is payable on January 30, 2006, to holders of record at the close of business on December 30, 2005.
Contacts:

Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President – Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
email: len_cocolicchio@cpr.ca	email: investor@cpr.ca